OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

12 February 2009

United States

Securities and Exchange Commission

Washington, DC  20549-7010

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:

File No. 0-30614

Form 20-F for the Fiscal Year Ended February 29, 2008

Ref:

Your letter dated January 30, 2009

At the request of Mr. John Lucas of your staff, Oromin Explorations Ltd. (the “Company”) is filing this letter on the “correspondence” section of EDGAR.

The purpose of this filing is to note that the undersigned officer of the Company had a telephone conversation with Mr. Lucas today at approximately 9:30 a.m. Pacific Time seeking to clarify a comment item in your letter of January 30, 2009.

Mr. Lucas has offered to refer the undersigned to an example of disclosure which may provide guidance on the matter discussed.

The Company expects to provide its written response to your letter of January 30, 2009 by February 20, 2009.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

per:

“Ian Brown”

Ian Brown, CA

Chief Financial Officer